

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

Scott Bowman
Chief Financial Officer
Dave & Buster's Entertainment, Inc.
2481 Mañana Drive
Dallas, TX 75220

> **Re: Dave & Buster's Entertainment, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2020**
> **Filed April 3, 2020**
> **Form 10-K/A for the Fiscal Year Ended February 2, 2020**
> **Filed May 14, 2020**
> **File No. 01-35664**

Dear Mr. Bowman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mark Bergman, Esq